Exhibit 99.1

Ellomay Capital Announces Filing by Dorad of an Urgent Petition with the Israeli High Court of Justice concerning the Delay in Provision of
Licenses to the Dorad Power Plant

Tel-Aviv, Israel, May 7, 2014–Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM), (“Ellomay” or the “Company”) announced today that Dorad Energy Ltd. (“Dorad”), which has constructed an approximately 800 MW power plant in Southern Israel (the “Dorad Power Plant”) and in which Ellomay indirectly holds 7.5%, informed Ellomay that on May 4, 2014 an urgent petition was filed by Dorad with the Israeli High Court of Justice concerning the delay in the provision of licenses to the Dorad Power Plant (the “Petition”).

Dorad informed the Company that on April 13, 2014, the Israeli Public Utility Authority – Electricity (the “Authority”) resolved to grant Dorad a manufacturing license for a period of twenty years and a supply license for a period of one year (together, the “Licenses”), which will become effective with the receipt of the approval of the Israeli Minister of National Infrastructures, Energy and Water Resources (the “Minister”). Once the Licenses are in effect, the Dorad Power Plant may begin commercial operations. Dorad was informed that the execution of the Licenses is under the examination of the Israeli Ministry of Justice due to an outstanding legal proceeding between the employees of the Israel Electric Company (“IEC”), the IEC and the State of Israel in the Israeli local labor court. In connection with such legal proceeding, the labor court ruled that the State of Israel should refrain from any change to the status quo that influences or could affect the mandates of the IEC pending the discussions among the parties to the legal proceeding. Dorad is not a party to this legal proceeding and an appeal concerning this ruling that was filed by the State of Israel with the national labor court is pending. In connection with these recent developments, the Petition was filed by Dorad requesting the issuance of conditional orders against, among others, the Authority, the legal advisor to the government and the Minister, to provide the reasons for not signing the Licenses despite governmental undertakings that were provided to Dorad. An urgent hearing at the High Court of Justice was scheduled for May 11, 2014. The Company cannot at this point anticipate the outcome of the Petition and the related proceedings, the expected delay in the commencement of operations of the Dorad Power Plant or the implications of such delay.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol "ELOM." Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approx. 22.6MW of photovoltaic power plants in Italy and 85% of 2.3MW of photovoltaic power plant in Spain;

•
7.5% indirect interest, with an option to increase its holdings to approximately 9.375%, in Dorad Energy Ltd. Israel's largest private power plant, which will produce approximately 800 MW, representing about 8% of Israel’s total current electricity consumption;

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel's prominent businessmen and the former Chairman of Israel's leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses.  These controlling shareholders, along with Ellomay's dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide.

The expertise of Ellomay's controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners.  As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources. For more information about Ellomay, visit www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “will,” “plan,” “could,” “may” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including actions by the IEC or its employees and updates to the resolutions of the Israeli regulatory and governmental authorities. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com